Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2023

Tel-Aviv, Israel, March 31, 2024 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2023.

Financial Highlights

●	Total assets as of December 31, 2023 amounted to approximately €611.7 million, compared to total assets as of December 31, 2022 of approximately €576.2 million.

●	Revenues[1] for the three months ended December 31, 2023 and 2022 were approximately €8.4 million. Revenues for the year ended December 31, 2023, were approximately €48.8 million, compared to approximately €52.2 million for the year ended December 31, 2022.

●	Loss for the three months ended December 31, 2023 was approximately €9.8 million, compared to a profit of approximately €2.5 million for the three months ended December 31, 2022. Profit for the year ended December 31, 2023, was approximately €0.6 million, compared with approximately €0.1 million for the year ended December 31, 2022.

●	EBITDA loss for the three months ended December 31, 2023 was approximately €2.5 million, compared to EBITDA of approximately €1.7 million for the three months ended December 31, 2022. EBITDA for the year ended December 31, 2023 was approximately €18.8 million, compared to approximately €20.8 million for the year ended December 31, 2022. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

●	On December 31, 2023, the Company executed an agreement to sell its holdings in the 9 MW PV plant located in Talmei Yosef, Israel in consideration for NIS 44.75 million (approximately €11.2 million), with an additional potential payment of up to NIS 4 million in the event the Talmei Yosef PV Plant produces more than 18 million Kwh during 2024. In connection with the expected sale, the Company presents the results of this PV plant as discontinued operations and the results for the year and for the three months ended December 31, 2022 are adjusted accordingly. See below for additional information.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

Financial Overview for the Year Ended December 31, 2023

●	Revenues were approximately €48.8 million for the year ended December 31, 2023, compared to approximately €52.2 million for the year ended December 31, 2022. The decrease in revenues mainly results from the decrease in electricity prices in Spain and from a curtailment of the electricity supply from the Company’s facilities in Spain to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million. The Company subsequently implemented a solution aimed at minimizing the impact of future similar curtailments due to maintenance and upgrades to the national grid. The decrease in revenues was partially offset by an increase in revenues from the Company’s biogas plants in the Netherlands, resulting mainly from increased production and an increase in the 2023 gas price, and from the connection to the grid of Ellomay Solar (a 28 MW photovoltaic plant in Spain) during June 2022, upon which the Company commenced recognition of revenues.

●	Operating expenses were approximately €22.9 million for the year ended December 31, 2023, compared to approximately €23.7 million for the year ended December 31, 2022. The decrease in operating expenses mainly results from a decrease in payments under the Spanish RDL 17/2022, caused by a reduction in the electricity market price. RDL 17/2022 established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. As a result of the decrease in the electricity market price in Spain during the year ended December 31, 2023, the payments under RDL 17/2022 were lower compared to last year. This decrease in operating expenses was partially offset by increased operating expenses in connection with the Company’s biogas operations in the Netherlands caused by higher production and the use of higher quality raw materials, and from the connection to the grid of Ellomay Solar during June 2022, upon which the Company commenced recognition of expenses. Depreciation and amortization expenses were approximately €16 million for the year ended December 31, 2023, compared to approximately €15.6 million for the year ended December 31, 2022. The increase in depreciation and amortization expenses is mainly attributable to the commencement of recognition of results of Ellomay Solar upon connection to the Spanish grid in June 2022.

●	Project development costs were approximately €4.5 million for the year ended December 31, 2023, compared to approximately €3.8 million for the year ended December 31, 2022. The increase in project development costs is mainly due to development expenses in connection with photovoltaic projects in the USA, Italy, and Israel.

●	General and administrative expenses were approximately €5.3 million for the year ended December 31, 2023, compared to approximately €5.9 million for the year ended December 31, 2022. The decrease in general and administrative expenses is mostly due to a decrease in D&O liability insurance costs and to bonuses paid to employees in 2022.

●	The Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €4.3 million for the year ended December 31, 2023, compared to approximately €1.2 million for the year ended December 31, 2022. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad Energy Ltd. (“Dorad”) due to higher quantities produced and a higher electricity tariff, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

●	Financing expenses, net, were approximately €3.6 million for the year ended December 31, 2023, compared to approximately €3.5 million for the year ended December 31, 2022. The increase in financing expenses, net, was mainly attributable to higher interest expenses in connection with the Company’s loans (net of any related SWAP payments) and debentures amounting to an aggregate amount of approximately €11.6 million in the year ended December 31, 2023, compared to approximately €9.2 million for the year ended December 31, 2022. The increase in interest expenses mainly resulted from the issuance of the Company’s Series E debentures in February 2023 and from higher interest rates applied to variable interest rate bearing loans. This increase was partially offset by higher interest income due to increased interest rates amounting to approximately €2 million in the year ended December 31, 2023, compared to an amount of approximately €0.3 million for the year ended December 31, 2022, and to higher income resulting from exchange rate differences, of approximately €6.7 million in the year ended December 31, 2023, mainly in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures, compared to approximately €6 million for the year ended December 31, 2022, caused by the 6.9% devaluation of the NIS against the euro during the year ended December 31, 2023, compared to a 6.6% appreciation of the NIS against the euro during the year ended December 31, 2022.

●	Tax benefit was approximately €1.4 million in the year ended December 31, 2023, compared to taxes on income of approximately €1.7 million in the year ended December 31, 2022. The change in tax is mainly due to the substantial decrease in electricity prices in Spain, resulting in lower taxable income of the Company’s Spanish subsidiaries.

●	Loss from discontinued operations (net of tax) was approximately €1.8 million in the year ended December 31, 2023, compared to a profit from discontinued operations of approximately €0.7 million in the year ended December 31, 2022.

On December 31, 2023, the Company executed an agreement to sell its holdings in the 9 MW PV plant located in Talmei Yosef, Israel (the “Agreement” and the “Talmei Yosef PV Plant,” respectively). The Agreement provides for the sale of the Company’s holdings in the Talmei Yosef PV Plant to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts, in consideration for NIS 44.75 million (approximately €11.2 million), with an additional potential payment of up to NIS 4 million in the event the Talmei Yosef PV Plant produces more than 18 million Kwh during 2024. The Agreement further provides for a cutoff date of June 30, 2023, and at closing the parties will determine whether an adjustment to the purchase price is required reflect the Company’s entitlement to revenues (net of expenses) up to such date, taking into account the results and the cash held by the project company. The Company does not expect a material adjustment to the purchase price.

In connection with the expected sale of the Talmei Yosef PV Plant, the Company presents the results of the Talmei Yosef PV Plant as discontinued operations and the results for the year and for the three months ended December 31, 2022 are adjusted accordingly. The Talmei Yosef PV Plant is presented in the Company’s financial results as a financial asset, in accordance with IFRIC 12 under IFRS, and since its acquisition of the plant, the Company recognized relatively high profits through its ownership. Accordingly, although the consideration expected to be received for the Talmei Yosef PV Plant reflects a market value that is higher than the price invested by the Company in its acquisition, due to the accounting treatment under IFRIC 12, the Company recognized a net loss of approximately €1.8 million in connection with the expected sale.

The Agreement includes customary representations and indemnification undertakings in connection with breaches of representations, which, other than with respect to customary exceptions, are subject to a cap of NIS 9 million and limited to a period of 18 months from the closing date. The consummation of the sale is subject to various customary conditions to closing, including receipt of regulatory approvals and the consent of the financing entity of the Talmei Yosef PV Plant. All conditions to closing are required to be fulfilled within an initial period of 90 days from execution of the Talmei Yosef Sale Agreement, which can be extended to up to 150 days under certain circumstances. The Talmei Yosef PV Plant is located in southern Israel. One of the conditions to closing is the end of the “war” status in southern Israel for a pre-determined period (based on the official definitions published by the Israeli Authorities) and that the Talmei Yosef PV Plant is physically accessible. Based on the circumstances as of the date hereof, this condition is currently fulfilled but there can be no assurance that it will continue to be fulfilled on the expected closing date. The closing of the sale is currently expected during the second quarter of 2024. The Talmei Yosef Sale Agreement further provides that in the event that due to the current war and hostilities in Israel the facility will be damaged or its output will decrease, the buyers will have the right not to consummate the acquisition of the plant. The consummation of the transactions contemplated by the Agreement is subject to the fulfilment of the conditions to closing as of the date of the closing. These conditions to closing are mostly not within the Company’s control or the buyers’ control. There can be no assurance as to whether or when the conditions to closing will be satisfied and as to the impact of the war and hostilities in Israel on the ability to consummate the sale and on the final purchase price.

●	Net profit was approximately €0.6 million in the year ended December 31, 2023, compared to approximately €0.1 million in the year ended December 31, 2022.

●	Total other comprehensive income was approximately €41.3 million for the year ended December 31, 2023, compared to total other comprehensive loss of approximately €35.3 million in the year ended December 31, 2022. The change in total other comprehensive loss mainly results from changes in fair value of cash flow hedges, including a material increase in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol PV Plant (the “Talasol PPA”).

The Talasol PPA experienced a high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive income was approximately €41.9 million in the year ended December 31, 2023, compared to total comprehensive loss of approximately €35.2 million in the year ended December 31, 2022.

●	EBITDA was approximately €18.8 million for the year ended December 31, 2023, compared to approximately €20.8 million for the year ended December 31, 2022.

●	Net cash from operating activities was approximately €9.7 million for the year ended December 31, 2023, compared to approximately €11.3 million for the year ended December 31, 2022.

CEO Review Fourth Quarter and Full Year 2023

2023 was characterized by a decline in the electricity prices in Europe compared to the prices in 2022. The decrease is mainly evident in Spain, whereas in Italy the prices remained relatively stable. Despite the significant decrease in electricity prices in Spain, the revenues for 2023 did not decrease in the same rate and were approximately €48.8 million, compared to revenues of approximately €52.2 million in 2022. The main reason that the significant decrease in electricity prices in Spain has a relatively small impact on the Company’s revenues is that the majority of the electricity the Company sells in Spain is under a long-term PPA. Net profit for 2023 was approximately €0.6 million, compared to approximately €0.1 million for 2022. The EBITDA for 2023 was approximately €18.8 million, compared to EBITDA of approximately €20.8 million in 2022. The decrease in the EBIDTA for 2023 was mainly due to a loss from discontinued operations in the amount of approximately €1.8 million that was recorded in connection with the expected sale of the Talmei Yosef facility. Although the consideration expected to be received for the Talmei Yosef project reflects a market value that is higher than the price invested by the Company in its acquisition, because the Talmei Yosef facility is treated as financial asset under IFRIC 12, the Company recorded a loss in connection with the expected sale.

The Dorad power station presented an increase in revenues and net income during 2023, and the net income of Dorad for 2023 was approximately €53 million.

The development and construction activities of solar projects in the USA are advancing rapidly and the construction of the first two projects, with an aggregate capacity of approximately 27.5 MW, commenced in early 2024. Two additional projects with an aggregate capacity of approximately 22 MW are expected to commence construction in May 2024 and additional projects scheduled for construction in 2025 are under development.

In Italy, the construction of a solar project with a capacity of 18 MW (ELLO 10) commenced, in addition to solar projects with a capacity of approximately 20 MW who have finished construction. Of the 20 MW that have finished construction, 5 MW were connected to the grid during the first quarter of 2024 and an additional 15 MW are expected to connect to the grid shortly. Therefore, the additional income from sales of electricity in Italy will only be reflected in 2024.

At the end of 2023 an agreement for the sale of the Talmei Yosef PV project was executed, the cutoff date for the transaction was set at June 30, 2023. The Company maintained the rights to a portion of the land in Talmei Yosef, which will be used to construct projects under development (the Talmei Yosef Project and the Talmei Yosef Storage Project in Batteries noted below) that are currently not recorded as fixed assets in the Company’s financial statements. Due to the expected sale, the financial results of the Talmei Yosef PV plant are presented as discontinued operations in the Company’s financial results for 2023.

The Company’s operations concentrate on three main fields:

-	Construction of New Projects: solar projects in the USA, solar projects in Italy, and a pumped hydro storage project in the Manara Cliff in Israel.

-	Initiating and Developing of New Projects: solar projects in Italy, Spain, USA and Israel.

-	Management, Operation and Improvement of Generating Projects: in Israel (solar), Spain (solar) and the Netherlands (bio-gas).

Activity in Spain:

During 2023, the Talasol solar project (300 MW, Company’s share is 51%) produced revenues from the sale of electricity and green certificates of approximately €25 million, slightly below the expected revenues due to a maintenance event in the main distribution line that caused a loss of revenues of approximately €1 million. As a result of the event a system was installed that significantly limits the possibility that such an event will recur in the future. Talasol is a party to a financial hedge of its electricity capture price (PPA). Approximately 80% of its production (75% based on P-50) are sold under this agreement for a fixed price. The remaining electricity produced by Talasol is sold directly to the grid, at spot prices.

During 2023, the Ellomay Solar project (28 MW) produced revenues from the sale of electricity and green certificates of approximately €4 million.

Activity in Italy:

The Company has approximately 505 solar MW projects under advanced development stages, of which licenses have been obtained for approximately 203 MW. Projects with an aggregate capacity of approximately 20 MW have finished construction, of which 5 MW was connected during the first quarter of 2024 and an additional 15 MW will be connected within a few weeks. The construction works of ELLO 10 (18 MW) commenced and the completion of the construction is expected in the third quarter of 2024.

Activity in Israel:

The Manara Pumped Storage Project (Company’s share is 83.34%): The Manara Cliff pumped storage project, with a capacity of 156 MW, is in advanced construction stages. The Iron Swords War, which commenced on October 7, 2023, stopped the construction work on the project. The project has protection from the state for damages and losses due to the war within the framework of the tariff regulation (covenants that support financing). The project was expected to reach commercial operation during the first half of 2027 and the continuation of the Iron Swords war will case a delay in the date of operations. The Israeli Electricity Authority currently approved a postponement of eight months of the dates for the project. The Company and its partner in the project, Ampa, invested the equity required for the project (other than linkage differences), and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of Solar licenses combined with storage:

1.	The Komemiyut Project: intended for 21 solar MW and 50 MW / hour batteries. The sale of electricity will be conducted through a private supplier. Commencement of construction is planned for the third quarter of 2024.

2.	The Qelahim Project: intended for 21 solar MW and 50 MW / hour batteries. The sale of electricity will be conducted through a private supplier. Commencement of construction is planned for the fourth quarter of 2024.

With respect to projects 1 and 2, the Company waived the rights it won in the tender process no. 1 for battery storage and elected to transition to the regulation that enables direct sale to end customers.

3.	The Talmei Yosef Project: intended for 10 solar MW and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023.

4.	The Talmei Yosef Storage Project in Batteries: there is a zoning approval for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage.

5.	The Company also has approximately 46 solar MW under preliminary planning stages.

Dorad Power Station (Company’s share is approximately 9.4%): the gas flow from the Karish reservoir that began in November 2022 reduced the gas costs of Dorad. Dorad benefited from the increase in the TAOZ and the production component compared to the same period last year. In addition, the Israeli Electricity Authority’s resolution in connection with the changes of the hourly tariffs, which entered into force in January 2023, means an extension of the “summer” period (a month was added to the “summer” season in which the tariffs are higher), the elimination of the “GEVA” (average consumption) hours and the change in the “PISGA” (peak) hours in the intermediate seasons to the afternoon and evening. As a result, Dorad provides availability to the system manager for the “SHEFEL” (low) period, which is longer and the demand of the system manager is higher. As a result of the continuous operations of the power plant, the maintenance expenses decreased and the hours of operation increased, increasing production and the revenues and profit. Moreover, the Israeli government decided to increase the power station by an additional 650 MW and the National Infrastructure Committee approved the TTL/11/B plan – expansion of the Dorad power station.

In June 2023, an arbitration award was given that, among other issues, obligated Zorlu and Edeltech to refund approximately $130 million to Dorad and to pay the derivative plaintiffs NIS 20 million as reimbursement of legal expenses. Appeals on the arbitration award were submitted by both parties and the appeal process was agreed in advance and is expected to end in the second quarter of 2024.

Activity in the Netherlands:

In connection with the military conflict in Ukraine and the stoppage of Russian gas supply to Europe, there are substantial changes in the field of biogas in the Netherlands and Europe. Europe in general and the Netherlands specifically have set ambitious goals for increasing gas production from waste. Various incentives are being considered, the main one is increasing the price of the green certificates. The price of these certificates has increased from approximately 13–15 euro cents per cubic meter to around 45 euro cents per cubic meter. The prices of green certificates continue to rise and the expectation is that the price will reach approximately 60 euro cents per cubic meter in 2024.

The Company estimates that with the increasing importance of the biogas field, this field entered into a new era. In the Netherlands, new legislation was adopted that obliges the gas suppliers to incorporate green gas in a scope of up to 20% of the amount supplied by them, valid commencing January 1, 2025. This legislation and the growing demand for green certificates derived from the biogas industry, is expected to add and significantly improve the results of the biogas segment of the Company.

Activity in Texas, USA:

During the first quarter of 2024, the construction of the initial two projects, with an aggregate installed capacity of approximately 27.5 MW DC commenced, expected completion date is in September 2024. Two additional projects with an aggregate installed capacity of approximately 22 MW DC are expected to commence construction in May 2024. The estimated capital cost for the first two projects is approximately $30-$32 million, of which the Company’s share is expected to be approximately $19-$21 million. The estimated capital cost for the two additional projects is approximately $24-$26 million, of which the Company’s share is expected to be $15-$17 million. The remaining capital costs are expected to be covered by tax equity partners. The Company is developing additional projects scheduled for construction in 2025.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 19 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW;

●	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy;

●	Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, Mexia Solar I, LLC, Mexia Solar II, LLC, and Talco Solar, LLC, that are developing photovoltaic projects with installed capacity of 13.44 MW, 6.96 MW, 6.96 MW, 5.2 MW, 5.2 MW and 9.7 MW respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes, the impact of the war and hostilities in Israel and Gaza, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: kaliaw@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31,
	2023	2022	2023
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	51,127	46,458	56,548
Marketable securities	-	2,836	-
Short term deposits	997	-	1,103
Restricted cash	810	900	896
Receivable from concession project	-	1,799	-
Intangible asset from green certificates	553	585	612
Trade and other receivables	11,992	12,097	13,264
Assets of disposal groups classified as held for sale	28,297	-	31,298
	93,776	64,675	103,721
Non-current assets
Investment in equity accounted investee	31,772	30,029	35,141
Advances on account of investments	898	2,328	993
Receivable from concession project	-	24,795	-
Fixed assets	407,982	365,756	451,244
Right-of-use asset	30,967	30,020	34,251
Intangible asset	-	4,094	-
Restricted cash and deposits	17,386	20,192	19,230
Deferred tax	8,677	23,510	9,597
Long term receivables	10,446	9,270	11,554
Derivatives	10,948	1,488	12,109
	519,076	511,482	574,119

Total assets	612,852	576,157	677,840

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	9,784	12,815	10,821
Current maturities of long-term loans	5,000	10,000	5,530
Current maturities of debentures	35,200	18,714	38,933
Trade payables	5,249	4,504	5,808
Other payables	10,859	11,207	12,010
Current maturities of derivatives	4,643	33,183	5,135
Current maturities of lease liabilities	700	745	774
Liabilities of disposal groups classified as held for sale	17,142	-	18,960
	88,577	91,168	97,971
Non-current liabilities
Long-term lease liabilities	23,680	22,005	26,191
Long-term loans	237,781	229,466	262,995
Other long-term bank loans	29,373	21,582	32,488
Debentures	104,887	91,714	116,009
Deferred tax	2,516	6,770	2,783
Other long-term liabilities	939	2,021	1,039
Derivatives	-	28,354	-
	399,176	401,912	441,505
Total liabilities	487,753	493,080	539,476
Equity
Share capital	25,613	25,613	28,329
Share premium	86,159	86,038	95,295
Treasury shares	(1,736)	(1,736)	(1,920)
Transaction reserve with non-controlling Interests	5,697	5,697	6,301
Reserves	4,299	(12,632)	4,755
Accumulated deficit	(5,037)	(7,256)	(5,571)
Total equity attributed to shareholders of the Company	114,995	95,724	127,189
Non-Controlling Interest	10,104	(12,647)	11,175
Total equity	125,099	83,077	138,364
Total liabilities and equity	612,852	576,157	677,840

*	Convenience translation into US$ (exchange rate as at December 31, 2023: euro 1 = US$ 1.106)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2023	2022	2023	2022	2023	2023
	Unaudited		Unaudited	Audited	Unaudited
	€ in thousands (except per share data)				Convenience Translation into US$*
Revenues	8,424	**8,398	48,834	**52,241	9,317	54,012
Operating expenses	(5,460)	**(5,568)	(22,861)	**(23,671)	(6,039)	(25,285)
Depreciation and amortization expenses	(4,265)	**(4,115)	(16,012)	**(15,580)	(4,717)	(17,710)
Gross profit (loss)	(1,301)	(1,285)	9,961	12,990	(1,439)	11,017

Project development costs	(2,025)	(1,104)	(4,465)	(3,784)	(2,240)	(4,938)
General and administrative expenses	(1,202)	**(916)	(5,283)	**(5,855)	(1,329)	(5,843)
Share of profits of equity accounted investee	(279)	650	4,320	1,206	(309)	4,778
Operating profit (loss)	(4,807)	(2,655)	4,533	4,557	(5,317)	5,014

Financing income	345	**8,295	8,747	**6,443	382	9,675
Financing income (expenses) in connection with derivatives and warrants, net	336	(410)	251	605	372	278
Financing expenses in connection with projects finance	(1,465)	**(1,579)	(6,077)	**(6,008)	(1,620)	(6,721)
Financing expenses in connection with debentures	(1,008)	(799)	(3,876)	(2,130)	(1,115)	(4,287)
Interest expenses on minority shareholder loan	(541)	(306)	(2,014)	(1,529)	(598)	(2,228)
Other financing expenses	(1,499)	**(203)	(588)	**(857)	(1,658)	(650)
Financing income (expenses), net	(3,832)	4,998	(3,557)	(3,476)	(4,237)	(3,933)
Profit (loss) before taxes on income	(8,639)	2,343	976	1,081	(9,554)	1,081
Tax benefit (taxes on income)	799	**(95)	1,436	**(1,652)	884	1,588
Profit (loss) from continuing operations	(7,840)	2,248	2,412	(571)	(8,670)	2,669
Profit (loss) from discontinued operations (net of tax)	(1,975)	**228	(1,787)	**711	(2,184)	(1,976)
Profit (loss) for the period	(9,815)	2,476	625	140	(10,854)	693
Profit (loss) attributable to:
Owners of the Company	(8,490)	3,429	2,219	(357)	(9,390)	2,456
Non-controlling interests	(1,325)	(953)	(1,594)	497	(1,464)	(1,763)
Profit (loss) for the period	(9,815)	2,476	625	140	(10,854)	693

*	Convenience translation into US$ (exchange rate as at December 31, 2023: euro 1 = US$ 1.106)
**	The results of the Talmei Yosef PV Plant have been reclassified as discontinued operations and the results for these periods have been adjusted accordingly.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) (con’t)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2023	2022	2023	2022	2023	2023
	Unaudited		Unaudited	Audited	Unaudited
	€ in thousands (except per share data)				Convenience Translation into US$*
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	1,234	(9,035)	(7,949)	(7,829)	1,365	(8,792)
Effective portion of change in fair value of cash flow hedges	9,409	38,656	59,558	8,976	10,407	65,873
Net change in fair value of cash flow hedges transferred to profit or loss	(944)	(3,118)	(10,333)	(36,438)	(1,044)	(11,429)
Total other comprehensive income (loss)	9,699	26,503	41,276	(35,291)	10,728	45,652

Total other comprehensive income (loss) attributable to:
Owners of the Company	5,172	9,582	16,931	(19,920)	5,721	18,726
Non-controlling interests	4,527	16,921	24,345	(15,371)	5,007	26,926
Total other comprehensive income (loss)	9,699	26,503	41,276	(35,291)	10,728	45,652
Total comprehensive income (loss) for the period	(116)	28,979	41,901	(35,151)	(126)	46,345

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	(3,318)	13,011	19,150	(20,277)	(3,669)	21,182
Non-controlling interests	3,202	15,968	22,751	(14,874)	3,543	25,163
Total comprehensive income (loss) for the period	(116)	28,979	41,901	(35,151)	(126)	46,345
Basic profit (loss) per share	(0.66)	0.27	0.17	(0.03)	(0.73)	0.19
Diluted profit (loss) per share	(0.66)	0.27	0.17	(0.03)	(0.73)	0.19

Basic profit (loss) per share continuing operations	(0.51)	0.25	0.31	(0.08)	(0.56)	0.34
Diluted profit (loss) per share continuing operations	(0.51)	0.25	0.31	(0.08)	(0.56)	0.34

Basic profit (loss) per share discontinued operations	(0.15)	0.02	(0.14)	0.06	(0.17)	(0.15)
Diluted profit (loss) per share discontinued operations	(0.15)	0.02	(0.14)	0.06	(0.17)	(0.15)

*	Convenience translation into US$ (exchange rate as at December 31, 2023: euro 1 = US$ 1.106)
**	The results of the Talmei Yosef PV Plant have been reclassified as discontinued operations and the results for these periods have been adjusted accordingly.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2023 (unaudited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the year	-	-	2,219	-	-	-	-	2,219	(1,594)	625
Other comprehensive loss for the year	-	-	-	-	(7,585)	-	-	(7,585)	(364)	(7,949)
Total comprehensive loss for the year	-	-	2,219	-	(7,585)	-	-	(5,366)	(1,958)	(7,324)
Net change in fair value of cash flow hedges	-	-	-	-	-	24,516	-	24,516	24,709	49,225
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	121	-	-	-	-	-	121	-	121
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

For the three months ended December 31, 2023 (unaudited):
Balance as at September 30, 2023	25,613	86,131	3,453	(1,736)	(801)	(72)	5,697	118,285	6,902	125,187
Profit (loss) for the period	-	-	(8,490)	-	-	-	-	(8,490)	(1,325)	(9,815)
Other comprehensive income (loss) for the period	-	-	-	-	1,186	-	-	1,186	48	1,234
Total comprehensive income (loss) for the period	-	-	(8,490)	-	1,186	-	-	(7,304)	(1,277)	(8,581)
Net change in fair value of cash flow hedges	-	-	-	-	-	3,986	-	3,986	4,479	8,465
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	28	-	-	-	-	-	28	-	28
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2022 (audited):
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive loss for the year	-	-	-	-	(7,395)	-	-	(7,395)	(434)	(7,829)
Total comprehensive loss for the year	-	-	(357)	-	(7,395)	-	-	(7,752)	63	(7,689)
Net change in fair value of cash flow hedges	-	-	-	-	-	(12,525)	-	(12,525)	(14,937)	(27,462)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127
Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

For the three months ended December 31, 2022 (unaudited):
Balance as at September 30, 2022	25,605	85,973	(10,685)	(1,736)	16,517	(38,731)	5,697	82,640	(28,615)	54,025
Profit (loss) for the period	-	-	3,429	-	-	-	-	3,429	(953)	2,476
Other comprehensive income (loss) for the period	-	-	-	-	(8,547)	-	-	(8,547)	(488)	(9,035)
Total comprehensive income (loss) for the period	-	-	3,429	-	(8,547)		-	(5,118)	(1,441)	(6,559)
Net change in fair value of cash flow hedges	-	-	-	-	-	18,129	-	18,129	17,409	35,538
Transactions with owners of the Company, recognized directly in equity:
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	37	-	-	-	-	-	37	-	37
Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	Convenience translation into US$ (exchange rate as at December 31, 2023: euro 1 = US$ 1.106)
For the year ended December 31, 2023 (unaudited):
Balance as at January 1, 2023	28,329	95,161	(8,027)	(1,920)	8,816	(22,787)	6,301	105,873	(13,988)	91,885
Profit (loss) for the year	-	-	2,456	-	-	-	-	2,456	(1,763)	693
Other comprehensive loss for the year	-	-	-	-	(8,389)	-	-	(8,389)	(403)	(8,792)
Total comprehensive loss for the year	-	-	2,456	-	(8,389)	-	-	(5,933)	(2,166)	(8,099)
Net change in fair value of cash flow hedges	-	-	-	-	-	27,115	-	27,115	27,329	54,444
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	134	-	-	-	-	-	134	-	134
Balance as at December 31, 2023	28,329	95,295	(5,571)	(1,920)	427	4,328	6,301	127,189	11,175	138,364

For the three months ended December 31, 2023 (unaudited):
Balance as at September 30, 2023	28,329	95,264	3,819	(1,920)	(885)	(81)	6,301	130,827	7,632	138,459
Profit (loss) for the period	-	-	(9,390)	-	-	-	-	(9,390)	(1,464)	(10,854)
Other comprehensive income (loss) for the period	-	-	-	-	1,312	-	-	1,312	53	1,365
Total comprehensive income (loss) for the period	-	-	(9,390)	-	1,312	-	-	(8,078)	(1,411)	(9,489)
Net change in fair value of cash flow hedges	-	-	-	-	-	4,409	-	4,409	4,954	9,363
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	31	-	-	-	-	-	31	-	31
Balance as at December 31, 2023	28,329	95,295	(5,571)	(1,920)	427	4,328	6,301	127,189	11,175	138,364

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2023	2022	2023	2022	2023	2023
	Unaudited		Unaudited	Audited	Unaudited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	(9,815)	2,476	625	140	(10,854)	693
Adjustments for:
Financing expenses (income), net	3,632	(5,275)	3,034	2,466	4,016	3,355
Impairment losses on assets of disposal groups classified as held-for-sale	2,565	-	2,565	-	2,837	2,837
Depreciation and amortization	4,378	4,241	16,473	16,092	4,842	18,220
Share-based payment transactions	28	37	121	127	31	134
Share of profit (loss) of equity accounted investees	279	(650)	(4,320)	(1,206)	309	(4,778)
Payment of interest on loan from an equity accounted investee	33	-	1,501	-	36	1,660
Change in trade receivables and other receivables	133	441	1,148	724	147	1,270
Change in other assets	69	(99)	(681)	(209)	76	(753)
Change in receivables from concessions project	259	(48)	1,778	(521)	286	1,967
Change in trade payables	(332)	2,451	(45)	1,697	(367)	(50)
Change in other payables	(2,820)	(591)	(2,563)	3,807	(3,119)	(2,835)
Income tax expense (tax benefit)	(1,391)	153	(1,852)	2,103	(1,538)	(2,048)
Income taxes paid	(473)	(1,938)	(912)	(6,337)	(523)	(1,009)
Interest received	524	493	2,936	1,896	580	3,247
Interest paid	(4,132)	(4,275)	(10,082)	(9,459)	(4,570)	(11,151)
	2,752	(5,060)	9,101	11,180	3,043	10,066

Net cash from (used in) operating activities	(7,063)	(2,584)	9,726	11,320	(7,811)	10,759
Cash flows from investing activities
Acquisition of fixed assets	(9,648)	(9,543)	(61,131)	(48,610)	(10,671)	(67,613)
Repayment of loan to an equity accounted investee	1,221	-	1,324	149	1,350	1,464
Loan to an equity accounted investee	(60)	(68)	(128)	(128)	(66)	(142)
Advances on account of investments	-	(774)	(421)	(774)	-	(466)
Proceeds from advances on account of investments	297	-	2,218	-	328	2,453
Proceeds (investment) in marketable securities	-	(1,062)	2,837	(1,062)	-	3,138
Investment in settlement of derivatives, net	-	-	-	(528)	-	-
Proceed from (investment in) restricted cash, net	(53)	4,007	840	(4,873)	(59)	929
Proceeds from (investment in) short term deposit	-	-	(1,092)	27,645	-	(1,208)
Net cash used in investing activities	(8,243)	(7,440)	(55,553)	(28,181)	(9,118)	(61,445)
Cash flows from financing activities
Proceeds from options	-	36	-	36	-	-
Cost associated with long term loans	(690)	-	(1,877)	(9,988)	(763)	(2,076)
Payment of principal of lease liabilities	(190)	(155)	(1,156)	(5,703)	(210)	(1,279)
Proceeds from long-term loans	10,787	19,011	32,157	215,170	11,931	35,567
Repayment of long-term loans	(5,746)	(5,308)	(12,736)	(153,751)	(6,355)	(14,087)
Repayment of debentures	-	-	(17,763)	(19,764)	-	(19,647)
Repayment of SWAP instrument associated with long term loans	-	-	-	(3,290)	-	-
Proceed from settlement of derivatives, net	-	-	-	3,800	-	-
Proceeds from issuance of debentures, net	-	-	55,808	-	-	61,726
Net cash from financing activities	4,161	13,584	54,433	26,510	4,603	60,204
Effect of exchange rate fluctuations on cash and cash equivalents	601	(5,589)	(3,509)	(4,420)	663	(3,881)
Increase (decrease) in cash and cash equivalents	(10,544)	(2,029)	5,097	5,229	(11,663)	5,637
Cash and cash equivalents at the beginning of year	62,099	48,487	46,458	41,229	68,684	51,384
Cash from disposal groups classified as held-for-sale	(428)	-	(428)	-	(473)	(473)
Cash and cash equivalents at the end of the period	51,127	46,458	51,127	46,458	56,548	56,548

*	Convenience translation into US$ (exchange rate as at December 31, 2023: euro 1 = US$ 1.106)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments

	PV									Total
			Ellomay				Bio			reportable		Total
	Italy	Spain	Solar	Talasol	USA	Israel	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2023
	€ in thousands

Revenues	-	2,791	4,051	24,971	-	-	17,021	63,973	-	112,807	(63,973)	48,834
Operating expenses	-	(517)	(1,825)	(5,786)	-	-	(14,733)	(47,322)	-	(70,183)	47,322	(22,861)
Depreciation expenses	(1)	(912)	(946)	(11,459)	-	-	(2,670)	(5,689)	-	(21,677)	5,665	(16,012)
Gross profit (loss)	(1)	1,362	1,280	7,726	-	-	(382)	10,962	-	20,947	(10,986)	9,961

Project development costs												(4,465)
General and administrative expenses												(5,283)
Share of loss of equity accounted investee												4,320
Operating profit												4,533
Financing income												8,747
Financing expenses in connection
with derivatives and warrants, net												251
Financing expenses in connection with projects finance												(6,077)
Financing expenses in connection with debentures												(3,876)
Interest expenses on minority shareholder loan												(2,014)
Other financing expenses												(588)
Financing expenses, net												(3,557)
Loss before taxes on income												976

Segment assets as at December 31, 2023	40,054	12,807	18,666	231,142	6,267	28,297	31,164	97,339	169,783	635,519	(22,667)	612,852

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (Loss)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2023	2022	2023	2022	2023	2023
	€ in thousands				Convenience Translation into US$*
Net profit (loss) for the period	(9,815)	2,476	625	140	(10,854)	2,669
Financing expenses, net	3,832	**(4,998)	3,557	**3,476	4,237	3,933
Taxes on income (tax benefit)	(799)	**95	(1,436)	**1,652	(884)	(1,588)
Depreciation and amortization expenses	4,265	**4,115	16,012	**15,580	4,717	17,710
EBITDA (loss)	(2,517)	1,688	18,758	20,848	(2,784)	22,724

*	Convenience translation into US$ (exchange rate as at December 31, 2023: euro 1 = US$ 1.106)
**	The results of the Talmei Yosef PV Plant have been reclassified as discontinued operations and the results for these periods have been adjusted accordingly.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D, Series E and Series F Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2023, and below.

Net Financial Debt

As of December 31, 2023, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €89.6 million (consisting of approximately €299.82 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €141.73 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021), the Series D Convertible Debentures issuance (in February 2021) and the Series E Secured Debentures issuance (in February 2023), net of approximately €52.1 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €299.84 million of project finance and related hedging transactions of the Company’s subsidiaries). The Series F Debentures were issued in January 2024, therefore the results of their issuance are not included in the calculation of the financial covenants as of December 31, 2023.

[2]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €4.7 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
[3]	The amount of the debentures provided above includes an amount of approximately €1.6 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.
[4]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of December 31, 2023, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €120.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 42.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA5, was 4.2.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended December 31, 2023:

For the four-quarter period ended December 31, 2023
Unaudited
€ in thousands
Profit for the period	625
Financing expenses, net	3,557
Tax benefit	(1,436)
Depreciation and amortization expenses	16,012
Share-based payments	121
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,463
Adjusted EBITDA as defined the Series C Deed of Trust	21,342

[5]	The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of December 31, 2023, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €120.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 42.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6 was 4.2.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended December 31, 2023:

For the four-quarter period ended December 31, 2023
Unaudited
€ in thousands
Profit for the period	625
Financing expenses, net	3,557
Tax benefit	(1,436)
Depreciation and amortization expenses	16,012
Share-based payments	121
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,463
Adjusted EBITDA as defined the Series D Deed of Trust	21,342

[6]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of December 31, 2023, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €120.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 42.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 4.2.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended December 31, 2023:

For the four-quarter period ended December 31, 2023
Unaudited
€ in thousands
Profit for the period	625
Financing expenses, net	3,557
Tax benefit	(1,436)
Depreciation and amortization expenses	16,012
Share-based payments	121
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,463
Adjusted EBITDA as defined the Series E Deed of Trust	21,342

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of December 31, 2023, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €31.7 million (approximately NIS127.2 million based on the exchange rate as of such date).

[7]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of December 31, 2023, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €120.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 42.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA8 was 4.2.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended December 31, 2023:

For the four-quarter period ended December 31, 2023
Unaudited
€ in thousands
Profit for the period	625
Financing expenses, net	3,557
Tax benefit	(1,436)
Depreciation and amortization expenses	16,012
Share-based payments	121
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,463
Adjusted EBITDA as defined the Series F Deed of Trust	21,342

[8]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”